FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of December 2003

Acambis plc

(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________).

Enclosure:

Holding in company (3 December 2003)
Acambis files US licence application for ARILVAX yellow fever vaccine
Holding in company (19 December 2003)
Increase in Directors’ shareholdings
Schedule 11: notification of interests of directors and connected persons
Schedule 10: notification of major interests in shares (22 December 2003)
Schedule 10: notification of major interests in shares (23 December 2003)
Holding in company (2 January 2004)

Holding in Company

Cambridge, UK and Cambridge, Massachusetts – 3 December 2003 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces that it has today received notification that as from 28 November 2003 Barclays PLC no longer held a notifiable interest in the share capital of Acambis.

-ends-

Enquiries:

Acambis plc
Elizabeth Brown, VP Finance and Company Secretary Tel: +44 (0) 1223 275 300 Lyndsay Wright, Director of Communications

Notes to editors:
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing a second-generation smallpox vaccine which is currently undergoing clinical trials and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is conducting clinical trials of vaccines against yellow fever, Japanese encephalitis and dengue fever. Acambis recently became the first company to start human clinical trials of a vaccine targeting the West Nile virus, which has spread to 45 US States in the last four years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Acambis files US licence application for ARILVAX yellow fever vaccine

Cambridge, UK and Cambridge, Massachusetts – 12 December 2003 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces that it has filed a Biologics License Application (BLA) with the CBER division of the US Food and Drug Administration to seek registration in the US of its ARILVAXTM vaccine to prevent yellow fever.

Acambis recently completed a Phase III paediatric trial of ARILVAXTM, which provided additional data to supplement that generated from two previous Phase III adult trials.

ARILVAXTM is a live, attenuated vaccine to prevent yellow fever. It is already registered in 17 countries, including the UK, and Acambis has the rights to market the vaccine in the US. Rights outside of the US are owned by Chiron Corporation.

-ends-

Enquiries:

Acambis plc Dr John Brown, Chief Executive Officer	Tel: +44 (0) 1223 275 300
Lyndsay Wright, Director of Communications Gordon Cameron, Chief Financial Officer	Tel: +1 (617) 761 4200
Financial Dynamics David Yates/ Charlie Armitstead	Tel: +44 (0) 20 7831 3113

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing a second-generation smallpox vaccine which is currently undergoing clinical trials and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is conducting clinical trials of vaccines against yellow fever, Japanese encephalitis and dengue fever. Acambis recently became the first company to start human clinical trials of a vaccine targeting the West Nile virus, which has spread to 45 US States in the last four years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Holding in Company

Cambridge, UK and Cambridge, Massachusetts – 19 December 2003 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) notes that Baxter International, Inc. (“Baxter”) (NYSE: BAX) yesterday filed a Schedule 13D with the US Securities and Exchange Commission announcing the sale of all of its equity shareholding in Acambis.

Baxter’s relationship with Acambis dates back to September 2000 when Baxter and Acambis commenced a strategic collaboration at which time the two companies entered into commercial agreements and a subscription agreement.

The subscription agreement was for £27.8 million of Acambis ordinary shares at a weighted average price of 130p over a three-year period, which resulted in the issue of 21,349,994 shares or 20.3 per cent of Acambis’ issued share capital.

The commercial agreements covered contract manufacturing, technology transfer and distribution arrangements between the two companies. The collaboration was subsequently expanded to encompass a lease financing arrangement and partnerships to bid for and win contracts around the world to supply smallpox vaccines. Most notably, Acambis and Baxter teamed up to win a major $428m ACAM2000 smallpox vaccine contract with the US Centers for Disease Control and Prevention and, more recently, a contract with the US National Institutes of Allergy and Infectious Diseases (NIAID), part of the US National Institutes of Health, to develop and supply a third-generation smallpox vaccine, MVA.

All of the commercial arrangements between the two companies remain in place and are not affected by this sale. Moreover, Baxter and Acambis are collaborating again to respond to a Request for Proposals recently issued by the NIAID for a second MVA contract.

-ends-

Enquiries:

Acambis plc: Tel: +44 (0) 1223 275 300
Dr John Brown, Chief Executive Officer
Gordon Cameron, Chief Financial Officer
Lyndsay Wright, Director of Communications

Financial Dynamics: Tel: +44 (0) 20 7831 3113
David Yates/ Charlie Armitstead

Notes to editors:
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing a second-generation smallpox vaccine which is currently undergoing clinical trials and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is conducting clinical trials of vaccines against yellow fever, Japanese encephalitis and dengue fever. Acambis recently became the first company to start human clinical trials of a vaccine targeting the West Nile virus, which has spread to 45 US States in the last four years.

     Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Increase in Directors’ shareholdings

Cambridge, UK – 19 December 2003 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces transactions involving Directors’ shareholdings in Acambis.

On 19 December 2003, Gordon Cameron, Chief Financial Officer, exercised options over a total of 320,954 shares, 170,954 at 170p per share and 150,000 at 92p per share. At the same time, he sold 259,295 of these shares at 288p per share in part to fund the cost of exercising the options and the tax liabilities arising thereon. Following these transactions, Mr Cameron’s shareholding in Acambis increased from 163,849 to 225,508 shares representing approximately 0.21% of Acambis’ issued ordinary share capital, of which 133,711 shares are held by the Trustees of Acambis Employees’ Trust on behalf of Mr Cameron.

Also on 19 December 2003, Nicolas Higgins, Chief Business Officer, exercised options over 150,000 shares at 92p per share. At the same time, he sold 98,100 of these shares at 288p per share in order to fund the cost of exercising the options and the tax liabilities arising thereon. After these transactions, the shareholdings in Acambis held by Mr Higgins and his wife had increased from 176,901 to 228,801 shares, representing approximately 0.22% of Acambis’ issued ordinary share capital.

-ends-

Enquiries:

Acambis plc
Elizabeth Brown, Company Secretary                      Tel: +44 (0) 1223 275 300
Lyndsay Wright, Director of Communications

About Acambis
 Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing a second-generation smallpox vaccine which is currently undergoing clinical trials and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development. A licence application has been submitted to the US Food and Drug Administration for a vaccine against yellow fever and clinical trials are being conducted for vaccines against Japanese encephalitis, travellers’ diarrhoea and dengue fever. Acambis recently became the first company to start human clinical trials of a vaccine targeting the West Nile virus, which has spread to 45 US States in the last four years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
    Acambis plc

2) Name of director
    Gordon Cameron

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest
    As above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
    As above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
    N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Grant of options under “The Acambis 1999 Share Option Plan”

7) Number of shares/amount of stock acquired
    N/A

8) Percentage of issued class
    N/A

9) Number of shares/amount of stock disposed
    N/A

10) Percentage of issued class
    N/A

11) Class of security
    N/A

12) Price per share
    N/A

13) Date of transaction
    N/A

14) Date company informed
    N/A

15) Total holding following this notification
    N/A

16) Total percentage holding of issued class following this notification
    N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant
      19 December 2003

18) Period during which or date on which exercisable
      19 December 2006 – 18 December 2013

19) Total amount paid (if any) for grant of the option
      Nil

20) Description of shares or debentures involved: class, number
      32,561 ordinary shares of 10p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
      276p per share

22) Total number of shares or debentures over which options held following this notification
      567,916 ordinary shares of 10p each

23) Any additional information
      N/A

24) Name of contact and telephone number for queries
      Elizabeth Brown 01223 275300

25) Name company official responsible for making this notification
      Elizabeth Brown

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
    Acambis plc

2) Name of director
    Nicolas Higgins

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest
    As above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
    As above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
    N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Grant of options under “The Acambis 1999 Share Option Plan”

7) Number of shares/amount of stock acquired
    N/A

8) Percentage of issued class
    N/A

9) Number of shares/amount of stock disposed
    N/A

10) Percentage of issued class
    N/A

11) Class of security
    N/A

12) Price per share
    N/A

13) Date of transaction
    N/A

14) Date company informed
    N/A

15) Total holding following this notification
    N/A

16) Total percentage holding of issued class following this notification
    N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant
    19 December 2003

18) Period during which or date on which exercisable
    19 December 2006 — 18 December 2013

19) Total amount paid (if any) for grant of the option
    Nil

20) Description of shares or debentures involved: class, number
    32,428 ordinary shares of 10p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
    276p per share

22) Total number of shares or debentures over which options held following this notification
    493,081 ordinary shares of 10p each

23) Any additional information
    N/A

24) Name of contact and telephone number for queries
    Elizabeth Brown 01223 275300

25) Name company official responsible for making this notification
    Elizabeth Brown

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
    Acambis plc

2) Name of director
    Dr Thomas Monath

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest
    As above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
    As above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
    N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Grant of options under “The Acambis 1999 Share Option Plan”

7) Number of shares/amount of stock acquired
    N/A

8) Percentage of issued class
    N/A

9) Number of shares/amount of stock disposed
    N/A

10) Percentage of issued class
    N/A

11) Class of security
    N/A

12) Price per share
    N/A

13) Date of transaction
    N/A

14) Date company informed
    N/A

15) Total holding following this notification
    N/A

16) Total percentage holding of issued class following this notification
    N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant
    19 December 2003

18) Period during which or date on which exercisable
    19 December 2006 — 18 December 2013

19) Total amount paid (if any) for grant of the option
    Nil

20) Description of shares or debentures involved: class, number
30,752 ordinary shares of 10p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
    276p per share

22) Total number of shares or debentures over which options held following this notification
486,910 ordinary shares of 10p each

23) Any additional information
    N/A

24) Name of contact and telephone number for queries
    Elizabeth Brown 01223 275300

25) Name company official responsible for making this notification
    Elizabeth Brown

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
    Acambis plc

2. Name of shareholder having a major interest
    Standard Life Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18
    As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The legal entities holding these shares are as follows:
    Stanlife Nominees Limited 3,471,484 shares

5. Number of shares / amount of stock acquired
    558,823 shares

6. Percentage of issued class
    0.53%

7. Number of shares / amount of stock disposed
    N/A

8. Percentage of issued class
    N/A

9. Class of security
    Ordinary shares of 10p each

10. Date of transaction
    19 December 2003

11. Date company informed
    22 December 2003

12. Total holding following this notification
    3,471,484 shares

13. Total percentage holding of issued class following this notification
    3.29%

14. Any additional information
    N/A

15.     Name of contact and telephone number for queries
    Elizabeth Brown tel: 01223 275300

16.     Name and signature of authorised company official responsible for making this notification
    Elizabeth Brown, Company Secretary

Date of notification
    22 December 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
    Acambis plc

2. Name of shareholder having a major interest
    Morley Fund Management Limited (a subsidiary of Aviva plc)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18
    As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd 1,462,266 shares
Chase GA Group Nominees Ltd 3,853,279 shares
Chase Nominees Ltd 323,474 shares
CUIM Nominees Ltd 1,726,925 shares
RBSTB Nominees Ltd 185,983 shares
BNY (Nomines) Ltd 416,993 shares
Chase Nominees Ltd 762,600 shares
CUIM Nominee Ltd 154,940 shares
Vidacos Nominees Ltd 2,282,703 shares

5. Number of shares / amount of stock acquired
    4,995,600 shares

6. Percentage of issued class
    4.73%

7. Number of shares / amount of stock disposed
    N/a

8. Percentage of issued class
    N/a

9. Class of security
    Ordinary shares of 10p each

10. Date of transaction
    19 December 2003

11. Date company informed
    22 December 2003

12. Total holding following this notification
    11,169,163 shares

13. Total percentage holding of issued class following this notification
    10.57%

14. Any additional information
    N/A

15. Name of contact and telephone number for queries
    Elizabeth Brown, Company Secretary
    +44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification
    Elizabeth Brown

Date of notification
    23 December 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Holding in Company

Cambridge, UK and Cambridge, Massachusetts — 2 January 2004 - Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces an interest in its shares by The Goldman Sachs Group, Inc.

On 24 December 2003, Acambis received notification that, as of the close of business on 22 December 2003, The Goldman Sachs Group, Inc., (“GS Inc”) of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 11,394,681 ordinary shares of 10p each, representing a 10.79% holding of Acambis’ issued share capital.

Of these 11,394,681 shares:

a) the interest in 560,360 shares arose from an interest held by Goldman, Sachs & Co. (“GS&Co.”) a direct subsidiary of GS Inc, acting as custodian of 56,036 American Depositary Receipts (“ADRs”); these ADRs are, or will be, held at The Depositary Trust Company, New York;

b) the interest in 9,073,260 shares arose from an interest held by GS&Co., a direct subsidiary of GS Inc, acting as custodian; these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited (“GSSN”);

c) the interest in 1,672,331 shares arose from a beneficial interest held by Goldman Sachs International (“GSI”) a direct subsidiary of GS Inc; these shares are, or will be, registered at CREST in account CREPTEMP; and

d) the interest in 88,730 shares arose from the interest held by subsidiaries of GS Inc., acting as discretionary managers. It is understood that some of these shares are, or will be, registered in the name of GSSN.

-ends-

Enquiries:

Acambis plc

Elizabeth Brown, Company Secretary: Tel: +44 (0) 1223 275 300
Lyndsay Wright, Director of Communications: Tel: +44 (0) 1223 275 300

About Acambis
 Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing a second-generation smallpox vaccine which is currently undergoing clinical trials and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development. A licence application has been submitted to the US Food and Drug Administration for a vaccine against yellow fever and clinical trials are being conducted for vaccines against Japanese encephalitis, travellers’ diarrhoea and dengue fever. Acambis recently became the first company to start human clinical trials of a vaccine targeting the West Nile virus, which has spread to 45 US States in the last four years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 January 2003	ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright
Title: Director of Communications